
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 21, 2009

Ms. Mary Agnes Wilderotter
Chairman of the Board, President and
 Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905

> **RE: Frontier Communications Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-11001**

Dear Ms. Wilderotter:

We have reviewed your response letter dated July 7, 2009 to comment number one and your proposed revision of Critical Accounting Policy disclosure. Please address the following comments in the Form 10-Q for the quarter ended June 30, 2009. In addition, please provide a draft of your proposed disclosures.

Form 10-K
Management's Discussion and Analysis, page 20

1.   We note that as of your latest annual impairment testing under SFAS 142 that the fair value of each of your four reporting units exceeded its carrying value by a "wide margin". In this regard, disclose the lowest multiple of EBITDA for the fair value of each reporting unit to fail step one of your goodwill impairment test.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely

Larry Spirgel
Assistant Director